WABASH NATIONAL CORPORATION
1000 Sagamore Parkway South
Lafayette, Indiana 47905

December 7, 2009

BY EDGAR AND FACSIMILE

Mr. Max A. Webb, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Wabash National Corporation (the “Company”)
Registration Statement on Form S-1
File No.: 333-161694
Request for Acceleration of Effective Date

Dear Mr. Webb:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced registration statement to 4:30 p.m. Eastern time on Tuesday, December 8, 2009, or as soon thereafter as practicable.

In making this request, we acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WABASH NATIONAL CORPORATION

  /s/ Mark J. Weber
Mark J. Weber
Senior Vice President — Chief Financial Officer